UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Iridium Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46269C102

(CUSIP Number)

Larry G. Franceski, Esq.

Norton Rose Fulbright US LLP

799 9th Street NW

Suite 1000

Washington, DC 20001-4501

(202) 662-4518

with

a copy to:

Mara H. Rogers, Esq.

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, NY 10019-6022

(212) 318-3206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2018

May 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subect of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules fled in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 46269C102	Page 2 of 9 Pages

March 20, 2018

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baralonco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,599,230
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,599,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,599,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%*
14	TYPE OF REPORTING PERSON CO

*

Based on 109,203,255 shares of Common Stock outstanding on March 21, 2018, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 27, 2018.

CUSIP No. 46269C102	Page 3 of 9 Pages

March 20, 2018

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Khalid bin Abdullah bin Abdulrahman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,599,230
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,599,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,599,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%*
14	TYPE OF REPORTING PERSON IN

*

Based on 109,203,255 shares of Common Stock outstanding on March 21, 2018, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 27, 2018.

CUSIP No. 46269C102	Page 4 of 9 Pages

May 15, 2019

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baralonco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,599,230
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,599,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,599,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%*
14	TYPE OF REPORTING PERSON CO

*

Based on (i) 113,241,666 shares of Common Stock outstanding on April 1, 2019, as reported in the Issuer’s 10-Q for the quarter ended March 31, 2019 filed with the Securities and Exchange Commission on April 23, 2019, and (ii) 16,627,632 shares of Common Stock which became outstanding on May 15, 2019 due to a mandatory conversion of the Issuer’s 6.75% Series B Cumulative Perpetual Convertible Preferred Stock effective as of May 15, 2019, as reported in the Issuer’s 8-K filed on April 26, 2019.

CUSIP No. 46269C102	Page 5 of 9 Pages

May 15, 2019

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Khalid bin Abdullah bin Abdulrahman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,599,230
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,599,230

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,599,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%*
14	TYPE OF REPORTING PERSON IN

*

Based on (i) 113,241,666 shares of Common Stock outstanding on April 1, 2019, as reported in the Issuer’s 10-Q for the quarter ended March 31, 2019 filed with the Securities and Exchange Commission on April 23, 2019, and (ii) 16,627,632 shares of Common Stock which became outstanding on May 15, 2019 due to a mandatory conversion of the Issuer’s 6.75% Series B Cumulative Perpetual Convertible Preferred Stock effective as of May 15, 2019, as reported in the Issuer’s 8-K filed on April 26, 2019.

Page 6 of 9 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Iridium Communications, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 1750 Tysons Boulevard, Suite 1400, McLean, Virginia 22102. This Amendment no. 3 amends and supplements the statement on Schedule 13D (the “Initial Schedule 13D”) jointly filed with the Securities and Exchange Commission (the “SEC”) on October 8, 2009 by (i) Baralonco Limited, a British Virgin Islands company (the “Company”) and (ii) Khalid bin Abdullah bin Abdulrahman, a citizen of the Kingdom of Saudi Arabia and sole owner of the Company (the “Owner” and together with the Company, the “Reporting Persons”), as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on October 9, 2012, and Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the SEC on June 3, 2014 (the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2 collectively, the “Amended Schedule 13D”).

This Amendment No. 3 is being filed to report (i) an amendment to the Amended Schedule 13D that should have previously been made to reflect changes in the beneficial ownership percentage information for the Reporting Persons that occurred solely as a result of increases in the number of shares of Common Stock outstanding since the date of the prior event reported in Amendment No. 2, and not due to any action by the Reporting Persons, and (ii) changes in the beneficial ownership percentage information for the Reporting Persons that have occurred since March 20, 2018 solely as a result of increases in the number of outstanding shares of Common Stock outstanding and not due to any action by the Reporting Persons. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Amended Schedule 13D. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Amended Schedule 13D. This Amendment No. 3 amends and supplements the cover pages, and Item 2, Item 4, Item 5 and Item 7 of the Amended Schedule 13D as follows.

Item 2.	Identity and Background.

Exhibit A referenced in Item 2 of the Amended Schedule 13D is hereby amended and restated in its entirety as set forth in Exhibit A to this Amendment No. 3, which is incorporated in this Item 2 by reference.

Item 4.	Purpose of Transaction.

Item 4 is supplemented with the following:

March 20, 2018

As set forth in the Proxy Statement on Schedule 14A filed by the Issuer with the SEC on March 27, 2018, the number of outstanding shares of Common Stock increased to 109,203,255 from the 98,211,433 shares reported as outstanding in the 10-K for the fiscal year ended December 31, 2017 filed by the Issuer with the SEC on February 22, 2018. The increase in the number of outstanding shares of Common Stock, due in part to the Issuer’s mandatory conversion of 7% Series A Cumulative Perpetual Convertible Preferred Stock, effective March 20, 2018, caused the percentage of shares of Common Stock beneficially owned by the Reporting Persons to change by one percent or more from May 14, 2014, the date of the prior event reported in Amendment No. 2.

May 15, 2019

As set forth in the 10-Q filed by the Issuer with the SEC on April 23, 2019, the number of outstanding shares of Common Stock was 113,241,666. As set forth in the 8-K filed by the Issuer with the SEC on April 26, 2019, an additional 16,627,632 shares of Common Stock were to become outstanding on May 15, 2019 as a result of the mandatory conversion of the Issuer’s 6.75% Series B Cumulative Perpetual Convertible Preferred Stock (the “Series B Preferred Stock”). The increase in the outstanding shares of Common Stock resulting from the mandatory conversion of the Series B Preferred Stock, when combined with previous changes in the number of outstanding shares of Common Stock of the Issuer, caused the percentage of shares of Common Stock beneficially owned by the Reporting Persons to change by one percent or more from March 20, 2018, the date of the prior event reported in this Amendment No. 3.

Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

Section (a) of the Amended Schedule 13D is hereby amended and restated as follows:

March 20, 2018

The Company beneficially owns 13,599,230 shares of Common Stock, representing approximately 12.4% of the Common Stock outstanding as of March 21, 2018 (based on 109,203,255 shares reported as outstanding in the Proxy Statement on Schedule 14A filed by the Issuer with the SEC on March 27, 2018), as calculated under Rule 13d-3 of the Securities and Exchange Act of 1934, as amended. These shares include 669,120 shares of Common Stock issuable upon conversion of 20,000 shares of the Issuer’s Series B Preferred Stock held by the Company. As the Company is wholly owned by the Owner, the Owner may also be deemed to beneficially own the same 13,599,230 shares of Common Stock. Steven B. Pfeiffer, a director of the Company, is also a director of the Issuer and beneficially owns 95,077 shares of Common Stock. These shares consist of 8,861 shares issuable upon exercise of stock options and 86,216 shares underlying vested restricted stock units of the Issuer. Mr. Pfeiffer has sole voting and dispositive power over these shares and these shares are not included in the beneficial ownership calculation of the Reporting Persons.

Section (c) of the Amended Schedule 13D is hereby supplemented as follows:

(c) Neither the Reporting Persons nor, to the knowledge of the Company, any director or executive officer of the Company, has effected any transaction in the Common Stock in the 60 days prior to the filing of this Amendment No. 3.

May 15, 2019

The Company beneficially owns 13,599,230 shares of Common Stock, representing approximately 10.4% of the Common Stock outstanding as of May 15, 2019 (based on (i) 113,241,666 shares of Common Stock outstanding as reported in the 10-Q for the quarter ended March 31, 2019 filed by the Issuer with the SEC on April 23, 2019, and (ii) 16,627,632 shares of Common Stock which became outstanding on May 15, 2019 due to a mandatory conversion of the Issuer’s Series B Preferred Stock effective as of May 15, 2019, as reported in the Form 8-K filed by the Issuer on April 26, 2019), as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. As the Company is wholly owned by the Owner, the Owner may also be deemed to beneficially own the same 13,599,230 shares of Common Stock. Steven B. Pfeiffer, a director of the Company, is also a director of the Issuer and beneficially owns 104,282 shares of Common Stock. These shares consist of 8,861 shares issuable upon exercise of stock options and 95,421 shares underlying vested restricted stock units of the Issuer. Mr. Pfeiffer has sole voting and dispositive power over these shares and these shares are not included in the beneficial ownership calculation of the Reporting Persons.

Section (c) of the Amended Schedule 13D is hereby supplemented as follows:

(c) Neither the Reporting Persons nor, to the knowledge of the Company, any director or executive officer of the Company, has effected any transaction in the Common Stock in the 60 days prior to the filing of this Amendment No. 3.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Information concerning the executive officers and directors of Baralonco Limited

Exhibit 1: Joint Filing Statement (previously filed and incorporated by reference to Exhibit F to the Schedule 13D filed on October 8, 2009)

Exhibit 2: Powers of Attorney (previously filed and incorporated by reference to Exhibit G to the Schedule 13D filed on October 8, 2009)

Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2019

BARALONCO LTD

By:	/s/ Larry G. Franceski
Name: Larry G. Franceski
Title: Attorney-in-Fact*

KHALID BIN ABDULLAH BIN ABDULRAHMAN

By:	/s/ Larry G. Franceski
Name: Larry G. Franceski
Title: Attorney-in-Fact*